■ Sit Investment Associates, Inc. ■

International Investment Outlook & Strategy

April 10, 2008

Investment Outlook

The financial crisis that began in the U.S. is now rippling through to the rest of the world. We are again decreasing our global economic growth assumption for 2008 to +2.0% from +2.4% last quarter, as the globally intertwined markets are experiencing a slowdown, with the U.S. as the key driver for our decreased global growth outlook. We believe the U.S. will grow only +1.2% in 2008 from our +2.5% projection last quarter, a result of the financial credit crisis, rising commodity prices, and potential consumer spending weakness. While we believe international markets will continue to have absolute stronger growth than the U.S., the international markets are now beginning to show modest signs of weakness, largely a result from the deteriorating U.S. economic conditions. Similar to last quarter, we believe the higher inflationary pressures from commodity prices and labor costs in the euro area will persist, thus think GDP growth will be less than +2%. Meanwhile, the UK economy is not only facing commodity price headwinds and consumer weakness, but also a housing slowdown, limiting projected 2008 GDP growth to less than +2%. The Japanese economy is more insulated from the U.S. slowdown; however, political leadership uncertainties and worsening domestic environment forces us to be very cautious on Japanese equities. We are anticipating economic growth of only +1.5% in 2008 with no immediate equity market catalyst in sight. Even though emerging markets are beginning to feel the impact of the U.S. slowdown, they will continue to be the pillar of relative strength around the world. In Asia ex-Japan, 2008 GDP growth of +8.0% should be driven by China and India as their standards of living continue to converge with that of developed economies. See Exhibits A and B for global economic forecasts.

The rising commodity prices (oil, metals, grains, etc.) are resulting in higher global inflation. Oil has exceeded $100 per barrel and looks to stay above that level given the supply constraints and demand needs. Likewise, other commodities are at or near record levels thanks to emerging market demand. While slowing economic growth may partially mitigate the inflation impact, we believe inflation will still rise. For 2008, we modestly increased our global inflation assumption to +2.8% from +2.6% last quarter. The largest change came in the U.S. where we increased the 2008 inflation rate to +3.4% from +3.0% last quarter. See Exhibit A.

There has been a divergence in strategy between central bank moves in the March quarter. The U.S. Federal Reserve has made unprecedented moves to become more accommodative and ease liquidity and financial market concerns by cutting the Federal Funds rate by 200 basis points to 2.25% and injecting substantial liquidity during the March quarter. It seems that the U.S. Federal Reserve is less concerned with inflation as it is with containing the financial and housing crisis. Given greater inflationary concern in the euro area, the European Central Bank (ECB) appears less likely to follow the U.S. Federal Reserve's lead and lower rates, potentially exacerbating currency concerns for the U.S. dollar and preventing stronger European economic growth. Accordingly, the ECB has kept rates at 4.0% since June of 2007. The weapon of choice for the ECB has been money supply rather than interest rate changes. We believe this bias is why the first global steps to fight the credit crunch were liquidity injections from the U.S. Federal Reserve,

ECB, and Bank of England (BOE). Despite this bias and these inflationary pressures, we believe the ECB may lower rates, if economic growth seriously falters. Meanwhile, the BOE has lowered rates twice in 2008 to 5.0% and is set to lower rates further to stimulate growth. Given the lack of leadership and little room for change, we do not think the Bank of Japan (BOJ) will make any major interest rate moves in the near term. On the other hand, the People's Bank of China continues to stem growth, recently raising the reserve requirement ratio by 50 basis points to 15.5% with more increases anticipated.

Global exchange rates remain volatile with the European currencies exhibiting the most strength relative to the U.S. dollar compared to all other major currencies. The euro appreciated +8.4% in the March quarter and breached our original 2008 upper boundary range of $1.55. Given the relatively favorable economic environment in Europe versus the U.S., we are marginally widening our range to $1.40 to $1.60 for the euro. The British sterling was basically unchanged during the first three months of 2008 and continues to lag most other major currencies relative to the U.S. dollar. We are projecting a $1.90 to $2.05 range for the British sterling. The Japanese yen strengthened over +12% in the March quarter, a result we believe of a weaker U.S. economy rather than stronger Japanese economic growth. As such, we are modestly lowering our range to ¥100 to ¥105 for the intermediate term. Similar to last quarter, we continue to expect moderate appreciation (+4.2% in the March quarter) in the Chinese renminbi. As expected, currency rates have experienced active fluctuations; however, by the end of the year, we expect currencies will have a smaller impact on annual performance than they did in 2007. See Exhibit A.

As seen in Exhibit C, global markets have become even more attractive in the March quarter given the sell-off in equities. On a forward P/E basis every market with the exception of Asia ex-Japan looks attractive compared to historical levels, trading at discounts relative to post 1990 averages of greater than -17%. For the first time in over five years, the Asia ex-Japan market is trading in line with its historical average at 14.1x, a slight premium to the current world multiple of 12.4x. Europe ex-UK and the UK trade at the greatest discount to the world multiple, at 10.7x and 10.8x, respectively. On an EV/EBITDA basis, the UK and Japan are attractive at 7.1x and 6.8x versus their respective historical averages of 7.8x and 10.1x. Additionally, free cash flow yields are maintaining strength in Europe at 4.7%.

Investment Strategy

International equity and currency markets were hit hard in the first three months of 2008, in some cases erasing the entire gains posted in 2007 in both local and U.S. dollar terms. For the most part, the markets that were hit the hardest were the ones that did the best in 2007. Within developed markets, Europe and Japan faired the best with France down -9.1%, Germany falling -12.2%, and Japan declining -8.2%, all in U.S. dollar terms. Emerging markets were hit much harder, declining on U.S. recession fears and slower global economic growth. Chinese and Indian equity markets were impacted the most in the March quarter, down -31.3% and -27.5%, respectively, in U.S. dollar terms. Even so, we expect emerging markets to resume their outperformance as economic concerns lessen and China and India take sufficient, but not drastic, measures to curb their rampant growth. As noted earlier, currencies posted dramatic swings against the U.S. dollar: the Swiss franc gained a remarkable +14.5%; the euro strengthened +8.4%; the British sterling stayed relatively flat; and the Japanese yen appreciated +12.2%. See Exhibit D for regional and country performance.

Style returns have been highly correlated across developed markets with the exception of Japan. In most of the other developed regions, the growth style outperformed in 2007 and in the March quarter. However, growth indices in Japan and developing markets have faired much worse. In Japan, we think the growth underperformance is due to a lack of interest and risk aversion in the Japanese market. Investors that are willing to invest are more focused on deep value stocks. In emerging markets, growth stocks have done extremely poor thus far in 2008, as investors are flocking to more defensive and value type investments. However, we believe that as economic growth concerns subside, investors will again focus on the equity markets and growth stocks should perform well. See Exhibit E for style returns.

In general, we see 2008 as a retrenchment year for the global equity markets, and therefore, we favor high quality, more defensive unit growth companies, which offer growth at a reasonable price. Earnings revisions have been negative, but we see a light at the end of the tunnel for the true growth stories which are able to battle economic headwinds and show strength. Although we recognize that China's growth is bound to slow, we still contend that emerging market exposure is desirable and favor infrastructure, telecommunication, and commodity-related sectors. In light of the U.S. financial crisis and consumer slowdown, we remain cautious on consumer durables and financials, which are most exposed to this market. Therefore, we are aiming to curtail spillovers within our stock selection process by limiting financial institution, currency, and credit market exposure. However, when economic woes subside, we look to potentially increase this exposure. Eventually, we believe M&A stands to pick up given the strength of corporate balance sheets and the attractive valuation of U.S. dollar denominated assets. Overall, our global investment strategy for 2008 recognizes that performance will be driven by several factors: currency, globalization, emerging market growth, demographic changes, environmental awareness, reform measures, credit crunch fallout, earnings revisions, and valuations.

We continue to favor emerging market stocks (non-MSCI EAFE Index) as growth in those regions is much more buoyant than that of developed markets. This weight represents around 15% of the portfolio. While we like individual stocks in Europe and Japan, we are underweight to the extent that we are overweight in emerging market stocks. That said, our investment outlook for Europe remains relatively positive compared to other developed markets given the somewhat more favorable business environment and economic conditions, political reform progress, and relatively attractive market valuations. Given this, we are maintaining a European target weight of 57%, representing a modest 15% underweight compared to the MSCI EAFE Index. We believe there are several reasons to overweight Japanese equities: less exposure to the U.S. credit crisis, moderating deflationary pressures, high exposure to emerging markets, and attractive valuation. Catalysts that could prompt buying include: political leadership, demonstration that Japan can avoid a recession, an increase in U.S. Treasury yields, and the potential signing of a free trade agreement in Asia. Despite these reasons to be overweight, we remain extremely concerned about the very weak economic condition. We think this factor will override the other positive reasons to invest in Japan in the near-to-intermediate term. We are therefore maintaining our 20% target underweight relative to the MSCI EAFE Index. As stated last quarter, we continue to believe that Asia ex-Japan will be the pillar of global growth in 2008 and are maintaining a target weight of 17.0% versus 12.7% for the MSCI EAFE Index. The target weight for Canada, Latin America, and Israel increased slightly to 7.5% as we see good investment opportunities in the materials sector. Given our outlook for a 2008 global economic slowdown and market volatility, we are maintaining a modest cash position of 2.5%. See Exhibit F for our model international EAFE+ portfolio.

Key Highlight Topics In Europe

Muted Economic Performance with Inflationary Concerns

As indicated last quarter, the European economy is experiencing a modest economic slowdown, although still stronger relative to other developed economies. Favorable GDP, improving unemployment levels, and positive consumer sentiment are being partially mitigated by slowing leading economic indicators, rising inflation, and euro currency strength.

- For 2007, GDP grew +2.6% in the euro area and +2.9% in the entire European Union area (EU27.) The 2007 December quarter figures showed year-over-year growth rates that were less robust than the September quarter. In 2008, we anticipate a modest slowdown for the euro area and UK, with growth averaging less than +2.0%.
- Encouraging among European economic statistics is the ongoing decline in unemployment levels, measuring 6.7% for the EU27 and 7.1% for the euro area in February. See Exhibit G.
- Recent sentiment data is showing signs of improvement. In Germany, both the ZEW indicator of economic sentiment and the IFO business climate index have shown clear signs of recovery, with the IFO climbing for its third consecutive month in March. Likewise, Insee business confidence data for France showed March at the highest reading for the year. See Exhibit G.
- OECD monthly composite leading indicators for the month of January continue to show decelerating figures for the euro area and UK. See Exhibit G.
- Europe's inflation rate is more concerning, with the euro area's March estimate at +3.5%, showing deterioration from February's +3.3% rate for the euro area and +3.4% for the EU27. Inflationary pressures are partly coming from commodities, especially in light of the U.S. dollar weakness fueling price speculation. Labor costs for the December quarter calmed to a +3.5% increase for the EU27, though rising +2.7% for the euro area. Industrial producer prices for February measured +6.1% for the EU27 and +5.3% for the euro area. Indeed, our concerns regarding inflation as a risk for Europe are being realized and stand to suffer further should intervention occur and the U.S. dollar regain strength. See Exhibit G.

Key Highlight Topics In Asia

A Bank of Japan Governor Finally in Place

After almost three weeks without a permanent central bank chief, the leadership crisis at the BOJ is finally over. On April 9th, the opposition Democratic Party of Japan (DPJ) voted to keep acting chief, deputy governor Masaaki Shirakawa, in the job. This comes after the DPJ rejected the government's previous nominee, Koji Tanami, due to his ties to the finance ministry and concern of a lack of independence. It is our hope, now that this turmoil is over, that Mr. Shirakawa will take the appropriate actions to improve the Japanese economy and make it competitive on a global baisis.

Japan's Economy is Still Struggling

Despite the second preliminary estimate of real GDP for the December quarter being +3.5% (nominal GDP was +0.9%), several economic indicators recently released are confirming a slowdown. We think that the Japanese economy may have entered a recession following a peak in October 2007 and real GDP may turn negative in the March quarter due to the risk of slower exports.

- The Tankan index of manufacturer sentiment fell 8 points to 11 in March from 19 in December, the second quarterly decline. More worrisome is that companies expect conditions to deteriorate further over the next quarter. See Exhibit H.
- Consumer confidence continues to decline. Confidence dropped to its lowest level in five years resulting from rising oil prices and weak wages. The sentiment index fell to 36.1 last month from 37.5 in January. This is the lowest level since March 2003.
- The Japanese currency strengthened over +12% relative to the U.S. dollar in the first three month of 2008. This yen strength is

weighing on Japanese exporters as goods are becoming more expensive for U.S. investors. The weaker sales and higher material costs are beginning to eat into corporate profits. According to Mizuho Securities, if the yen stays at its current level against the U.S. dollar for as long as six months, it could shave between -0.4 and -0.5 percentage points from annual GDP. The rising yen is not a reflection of Japan's own economic strength, but rather, the result of a weak U.S dollar and the economic problems in the U.S. One saving grace is that Japan is gradually becoming more dependent on China for export growth than the U.S. See Exhibit H.

- February machinery orders fell -12.7% m/m after having their biggest gain in January (+19.6% from one-time orders). Despite this, the government left its assessment unchanged for the tenth straight month saying machinery orders are "moving sideways". See Exhibit H.
- While deflation has been more of a concern than inflation over the past few years, the February core CPI reading of +1.0%, the fifth straight month of gains, is the fastest reading since March 1998. See Exhibit H.

A Relatively Resilient Chinese Economy

China's economy remains relatively strong with growth anticipated in excess of +9.5% in 2008 versus +11.9% in 2007. The severe snowstorms that hit 18 of 30 provinces in central, eastern, and southern China may result in up to a negative -0.3% impact to GDP in 2008. China's exports grew only +6.5% y/y in February versus +26.6% in January, a likely result of the snowstorms, the Chinese Lunar New Year, and the U.S. slowdown. A major risk is that a faltering U.S. economy will slow imports from China, as exports to the U.S. are 22% of Chinese exports. Even so, there are several factors supporting our positive outlook. January-February urban fixed asset investment rose by +24.3% y/y and retail sales increased +20.2% y/y. See Exhibit I.

A major concern is China's inflation which increased +8.7% y/y in February, driven by a +23% y/y rise in food prices. Non-food inflation rose only a modest +1.6% y/y. Additionally, the input cost index of Manufacturing Purchasing Managers Index rose +4.5% to 74.6 in March. In response to the rapid growth and inflation, China's State Council said the government should "not only prevent economic overheating and control inflation, but also guard against the risk of economic slowdown." See Exhibit I.

To contain growth, the People's Bank of China (PBoC) again raised the reserve requirement ratio by 50 basis points to 15.5%, effective March 25, 2008. The PBoC raised interest rates six times in 2007 and is expected to raise them further in 2008. See Exhibit I.

Strength Amongst Other Asian Markets

GDP growth in India is expected to stay strong, in excess of +8.0% in 2008 (+8.7% in 2007). India's inflation rate is averaging about +6.5% y/y. Given this, the central bank is expected to tighten monetary policy to contain the rapid growth and rising inflation.

We anticipate Hong Kong's GDP growth will slow from +6.3% in 2007 to +4.5% in 2008, a result of modestly slowing export demand and financial sector woes; however, we expect consumption to be fairly stable in the near-to-intermediate term. In February, retail sales grew +9.5% y/y by value and +4.5% y/y by volume. Exports rose +12.1% y/y in January and February combined, supported by +17.6% y/y growth in exports to China. February's unemployment rate was stable at 3.3% (seasonally adjusted).

Positive Taiwanese Elections

In Taiwan, Kuomingtang (KMT) leader Ma Ying-jeou won the Taiwan presidential election by a margin of 58% to 42%. The KMT victory brings an end to eight years of Democratic Progressive Party rule. Ma's policy initiatives focus on increasing commercial and transportation links between Taiwan and China, and improving Taiwan's economic growth. This includes opening up the market to Chinese tourists and resuming direct flights, which should result in a reduction in the political risk premium, as evidenced by the equity market appreciation (+7.6% in U.S. dollar terms) in the March quarter. Ma's economic revival plan is to achieve +6% GDP growth over each of the new eight years, a 3% jobless rate by 2012 from around 4% currently, and an increase in GDP per capita to $30,000 by 2016 from $17,000.

EXHIBIT A

GLOBAL ECONOMIC ASSUMPTIONS
MODERATING GROWTH AND RISING INFLATION

	GDP GROWTH			INFLATION		
	2007A	2008E	2007A-2011E (5 Yr CAGR)	2007A	2008E	2007A-2011E (5 Yr AVG)
Global Economy	**2.7%**	**2.0%**	**2.4%**	**2.6%**	**2.8%**	**2.7%**
United States	2.2	1.2	2.3	2.9	3.4	3.0
Euroland	2.6	1.7	2.2	2.1	2.5	2.2
United Kingdom	3.1	1.8	2.3	2.3	2.1	2.2
Japan	2.1	1.5	1.5	0.0	0.2	0.2
Asia Ex Japan	8.8	8.0	8.0	4.1	4.0	4.0

10-YEAR BOND YIELDS

	2006	2007	2008		
	12/31A	12/31A	3/31A	6/30E	12/31E
United States	4.7%	4.0%	3.4%	4.0%	4.3%
Euro (Germany)	4.0	4.3	3.9	4.0	4.0
Japan	1.7	1.5	1.4	1.4	1.4
United Kingdom	4.7	4.5	4.3	4.3	4.3

EXCHANGE RATES

	2006	2007	2008		
	12/31A	12/31A	3/31A	6/30E	12/31E
Euro ($/€)	1.32	1.46	1.58	1.56	1.50
Japan (¥/$)	119	112	100	102	103
UK ($/£)	1.96	1.98	1.98	1.97	1.95

SOURCE: BLOOMBERG, LEHMAN BROTHERS, MERRILL LYNCH, AND SIT INVESTMENT ASSOCIATES, INC., APRIL 7, 2008

Exhibit B

The Intertwined Global Economy
Growth is Slowing While Inflation is Rising



Taking the global temperature
Projected real GDP growth, 2008 (%)
<2
2-4
4-6
6-8
>8
Real GDP growth (%)
0.0 2007
0.0 2008 (forecast)
2.7
1.3
CANADA
2.2
0.5
US
5.4
4.8
BRAZIL
3.1
1.6
UK
2.6
1.4
EUROZONE
8.1
6.8
RUSSIA
11.4
9.3
CHINA
9.2
7.9
INDIA
2.1
1.4
JAPAN
World real GDP growth
Annual % change
Trend* 1970-2006
Forecast
1970 80 90 2000 08 13
Headline inflation
Annual % change in CPI
World
Advanced economies
Emerging economies
2002 03 04 05 06 07 08
Global trade volumes
Annual % change (goods & services)
Imports
Advanced economies
Emerging & developing economies
Exports
Advanced
Emerging & developing
Imports Exports
2006 2007 2008** 2009**
Source: IMF
* Individual countries aggregated using PPP weights
** Projections

Source: The Financial Times, April 10, 2008

EXHIBIT C

GLOBAL EQUITY VALUATIONS

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	13.6	10.7	10.8	13.3	14.1	12.4
Post 1990 Average	16.8	14.9	13.1	35.3	14.1	17.2
Discount/Premium	*-19.0%*	*-28.2%*	*-17.6%*	*-62.3%*	*0.0%*	*-27.9%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	18.9	7.0	7.1	6.8	10.3	11.3
Post 1990 Average	10.0	6.9	7.8	10.1	8.8	9.0
Discount/Premium	*89.0%*	*1.4%*	*-9.0%*	*-32.7%*	*17.0%*	*25.6%*

Free Cash Flow Yield

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	2.1	4.7	4.7	3.6	3.0	2.9
Post 1990 Average	3.6	3.0	3.3	-0.3	3.5	2.6
Discount/Premium	*-41.7%*	*56.7%*	*42.4%*	*NM*	*-14.3%*	*11.5%*

SOURCE: LEHMAN BROTHERS, APRIL 4, 2008

EXHIBIT D

INTERNATIONAL MARKET PERFORMANCE

	1st Quarter 2008			Year 2007		
	Market % Chg		Currency	Market % Chg		Currency
ASIA PACIFIC	US$	Local	% Chg	US$	Local	% Chg
Australia (ATX)	(12.4)	(15.7)	4.0	26.7	13.8	11.4
Hong Kong (HSI)	(17.7)	(17.8)	0.2	38.9	39.3	(0.3)
Japan (NIK 225)	(8.2)	(18.2)	12.2	(5.2)	(11.1)	6.7
New Zealand (NZX 50)	(13.7)	(15.5)	2.2	8.8	(0.3)	9.1
Singapore (STI)	(0.7)	(4.9)	4.4	24.3	16.6	6.6
China (SHGH A)	(31.3)	(34.0)	4.2	109.6	96.1	6.9
India (BSE 30)	(27.5)	(26.2)	(1.8)	79.4	59.7	12.3
Indonesia (JSX)	(9.1)	(10.9)	2.0	45.6	52.1	(4.2)
Korea (KOSPI)	(15.1)	(10.2)	(5.5)	31.4	32.3	(0.6)
Malaysia (KLSE)	(10.7)	(13.7)	3.4	40.6	31.8	6.7
Philippines (PSE)	(18.6)	(17.6)	(1.2)	44.2	21.4	18.7
Taiwan (TAIEX)	7.6	0.8	6.8	9.2	8.7	0.5
Thailand (SET)	1.9	(4.8)	7.0	35.5	26.2	7.3

	1st Quarter 2008			Year 2007		
	Market % Chg		Currency	Market % Chg		Currency
LATIN AMERICA	US$	Local	% Chg	US$	Local	% Chg
Argentina (MERVAL)	(2.7)	(2.2)	(0.5)	0.2	2.9	(2.7)
Brazil (IBOV)	(2.8)	(4.6)	1.8	72.3	43.6	19.9
Chile (IPSA)	8.7	(4.6)	14.0	21.6	13.8	6.9
Mexico (IPC)	7.1	4.7	2.3	10.8	11.7	(0.8)
Peru (BVL)	8.5	(0.7)	9.2	45.0	36.0	6.6

	1st Quarter 2008			Year 2007		
	Market % Chg		Currency	Market % Chg		Currency
OTHER	US$	Local	% Chg	US$	Local	% Chg
Canada (TSE)	(7.2)	(3.5)	(3.8)	26.4	7.2	17.9
Israel (TA-100)	(9.2)	(16.7)	9.0	34.2	22.5	9.5
South Africa (JSE A-S)	(14.1)	2.2	(15.9)	19.9	16.2	3.2

	1st Quarter 2008			Year 2007		
	Market % Chg		Currency	Market % Chg		Currency
WESTERN EUROPE	US$	Local	% Chg	US$	Local	% Chg
Austria (ATX)	(9.6)	(16.6)	8.4	12.1	1.1	10.9
Belgium (BEL 20)	(2.3)	(9.9)	8.4	4.3	(5.9)	10.9
Finland (OMXH)	(8.8)	(15.9)	8.4	33.6	20.5	10.9
France (CAC 40)	(9.1)	(16.2)	8.4	12.3	1.3	10.9
Germany (DAX)	(12.2)	(19.0)	8.4	35.6	22.3	10.9
Greece (ATHEX)	(16.6)	(23.0)	8.4	30.7	17.9	10.9
Ireland (ISEQ)	(3.5)	(10.9)	8.4	(18.3)	(26.3)	10.9
Italy (S&P/MIB)	(11.1)	(18.0)	8.4	3.2	(7.0)	10.9
Netherlands (AEX)	(7.0)	(14.2)	8.4	15.4	4.1	10.9
Portugal (PSI)	(12.6)	(19.4)	8.4	28.9	16.3	10.9
Spain (IBEX 35)	(5.3)	(12.6)	8.4	19.0	7.3	10.9
Denmark (OMXC 20)	(0.0)	(7.8)	8.4	16.5	5.1	10.8
Norway (OSE)	(9.7)	(15.5)	6.9	30.3	13.7	14.7
Sweden (OMXS A-S)	(3.1)	(11.1)	9.0	(0.5)	(6.0)	5.9
Switzerland (SMI)	(2.5)	(14.9)	14.5	4.1	(3.4)	7.8
United Kingdom (FTSE)	(11.8)	(11.7)	(0.2)	5.6	3.8	1.7

	1st Quarter 2008			Year 2007		
	Market % Chg		Currency	Market % Chg		Currency
REST OF EUROPE	US$	Local	% Chg	US$	Local	% Chg
Czech Republic (PX-50)	(2.3)	(14.5)	14.3	31.1	14.2	14.8
Hungary (BUX)	(12.8)	(17.2)	5.4	16.4	5.6	10.3
Luxembourg (LUXX)	(3.5)	(11.0)	8.4	23.1	11.0	10.9
Poland (WIG)	(4.4)	(13.7)	10.8	30.3	10.4	18.1
Russia (RTS)	(10.3)	(10.3)	4.7	19.2	19.2	7.3
Turkey (ISE N 100)	(38.4)	(29.8)	(12.3)	71.6	42.0	20.8

SOURCE: FACTSET RESEARCH SYSTEMS, APRIL 1, 2008

EXHIBIT E

GROWTH AND VALUE EQUITY MARKET RETURNS

	March Quarter 2008		Year 2007	
MSCI Indices	Growth	Value	Growth	Value
US	-9.8%	-9.1%	11.3%	-0.3%
EAFE	-8.2%	-9.7%	16.5%	6.0%
Europe	-7.0%	-10.3%	19.5%	8.2%
Japan	-9.5%	-6.2%	-3.1%	-5.4%
Pacific Ex Japan	-14.0%	-12.1%	44.2%	18.0%
Emerging Markets	-12.6%	-9.4%	36.7%	42.2%

SOURCE: MSCI AND FACTSET RESEARCH SYSTEMS, APRIL 1, 2008

Exhibit F

SIT EAFE+ Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weights 3/31/2008 ACTUAL[1]	6/30/2008 TARGET	MSCI EAFE[2]
Australia	9.1 %	9.0 %	7.7 %
Hong Kong	3.0	3.0	3.8
Japan	15.7	16.0	20.0
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	1.1
China	3.2 %	3.0 %	0.0 %
India	1.6	1.5	0.0
South Korea	0.6	0.5	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	33.2 %	33.0 %	32.8 %
Asia ex-Japan	17.5 %	17.0 %	12.7 %

Europe

	Portfolio Weights 3/31/2008 ACTUAL[1]	6/30/2008 TARGET	MSCI EAFE[2]
Austria	0.8 %	1.0 %	0.6 %
Belgium	0.0	0.0	1.3
Finland	1.4	1.5	1.8
France	9.1	9.0	10.9
Germany	7.7	8.0	9.2
Greece	0.0	0.0	0.7
Ireland	0.8	1.0	0.7
Italy	1.8	1.5	3.9
Netherlands	3.3	3.5	3.9
Portugal	0.0	0.0	0.3
Spain	2.2	2.5	4.4
Czech Republic	1.3 %	1.5 %	0.0 %
Denmark	3.5	3.5	1.0
Norway	1.6	1.5	1.0
Sweden	0.7	0.5	2.5
Switzerland	12.4	12.5	7.2
Great Britain	9.2	9.5	17.7
TOTAL	55.8 %	57.0 %	67.2 %
Euroland	27.1 %	28.0 %	37.8 %

Others

	Portfolio Weights 3/31/2008 ACTUAL[1]	6/30/2008 TARGET	MSCI EAFE[2]
Argentina	1.3 %	1.0 %	0.0 %
Brazil	0.5	1.0	0.0
Mexico	1.7	1.0	0.0
Israel	1.0	1.0	0.0
Canada	3.2	3.5	0.0
United States	0.8	0.0	0.0
TOTAL	8.5 %	7.5 %	0.0 %

Cash and Total

	Portfolio Weights 3/31/2008 ACTUAL[1]	6/30/2008 TARGET	MSCI EAFE[2]
CASH	2.6 %	2.5 %	0.0 %
EQUITY	97.4	97.5	100.0
TOTAL	100.0 %	100.0 %	100.0 %

[1] Based on Client Portfolio (605)

[2] Morgan Stanley Capital International – March 31, 2008

Exhibit G

A Mixed European Economy

Favorable Unemployment Trends Persist



Euro area and EU27 unemployment rates (%)
Euro area, seasonally adjusted series
EU27, seasonally adjusted series
2000
2001
2002
2003
2004
2005
2006
2007
2008

Source: Eurostat, Euro-Indicators News Release, April 1, 2008

Sentiment Turning Positive



ZEW Indicator of Economic Sentiment (Germany)

Source: ZEW Center for European Economic Research, March 11, 2008

Economic Leading Indicators – A Slowdown In Euro Area



108
106
104
102
100
98
96
94
92
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Source: OECD Composite Leading Indicators, March 7, 2008

Inflation Well Above 2% Ceiling



EUROZONE CPI Y/Y %
Feb: 3.2%
5
4
3
2
1
0
1992 1995 1998 2001 2004 2007

Source: ISI, International Economic Review, April 2008

EXHIBIT H

JAPAN – A VERY WEAK ECONOMIC PICTURE

TANKAN INDICATORS POINTING TO A SLOWDOWN



*Most recent data is Jun-08 forecast
Manufacturing
Non-manufacturing
30
20
10
0
-10
-20
-30
-40
-50
-60
93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08
Source: BOJ Tankan

SOURCE: MIZUHO SECURITIES, APRIL 1, 2008

CAN EXPORTS TO CHINA OFFSET THE U.S. SLOWDOWN IMPACT?



Safety Net
Japan's rising exports to China could ease the pain of a U.S. slowdown
$150 billion
U.S.
China
120
90
60
30
0
2002 '03 '04 '05 '06 '07
Source: Global Trade Information Services

SOURCE: THE WALL STREET JOURNAL, FEBRUARY 5, 2008

WILL MACHINERY ORDERS FALL ON YEN STRENGTH?



Machinery orders (manufacturing, monthly, annualized)
(¥t)
8
7
6
5
4
3
2
98 99 00 01 02 03 04 05 06 07 08
Note: Thin line represents 3MMA.
Source: Cabinet Office's Orders Received for Machinery

SOURCE: MIZUHO SECURITIES CO., LTD., APRIL 10, 2008

IS JAPAN HEADING TOWARDS INFLATION?



JAPAN CPI Y/Y %
Feb: 1.0%
15
10
5
0
-5
980 1985 1990 1995 2000 2005

SOURCE: ISI, INTERNATIONAL ECONOMIC REVIEW, APRIL 2008

EXHIBIT I

A PAUSE IN CHINA'S ROBUST GROWTH

CHINA'S GDP REMAINS RELATIVELY ROBUST


14%
13%
12%
11%
10%
9%
8%
7%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
2Q07
3Q07
4Q07

SOURCE: ISI-CEBM CHINA RESEARCH, JANUARY 24, 2008

A MODEST SLOWDOWN IN CHINA?


Fixed-asset investment
Three-month average,
year-to-year percentage change*
Exports and imports
Three-month average,
year-to-year percentage change
30%
20
10
0
* Inflation-adjusted
2005
'06
'07
'08
40%
30
20
10
0
Imports
Exports
Sources: National Bureau of Statistics (fixed-asset investment), General Administration of Customs (exports and imports), WSJ reporting

SOURCE: THE WALL STREET JOURNAL, APRIL 2, 2008

IS CHINESE INFLATION OUT OF CONTROL?


25%
20%
15%
10%
5%
0%
-5%
CPI
CPI: Food
CPI: Non-Food
2001
2002
2003
2004
2005
2006
2007
2008

SOURCE: ISI-CEBM CHINA RESEARCH, MARCH 11, 2008

MONETARY TIGHTENING IN CHINA


Bank Reserve Ratio (latest=4Q07)
Excess Reserve Ratio
Required Reserve Ratio
20%
15%
10%
5%
0%
6.5%
5.4%
5.3%
4.2%
2.5%
4.8%
2.8%
3.5%
13.6%
02
03
04
05
06
07

SOURCE: ISI-CEBM CHINA RESEARCH, MARCH 20, 2008